ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

ING MAP Plus NP^{SM}

**Supplement dated December 20, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective February 28, 2007, ING International Fund will change its name to ING International Growth Opportunities Fund. As a result of the name change, effective February 28, 2007 all references to ING International Fund in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted and replaced with ING International Growth Opportunities Fund.

2. Effective September 30, 2006, the information for ING VP Global Science and Technology Portfolio, and effective December 1, 2006, the information for ING Legg Mason Partners Aggressive Growth Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following to reflect subadviser name changes.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

3. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the Contract Prospectus Summary are replaced with Directed Services, LLC.

4. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix IV – Fund Descriptions are replaced with Directed Services, LLC.